Free Writing Prospectus

Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated September 17, 2021

Relating to Preliminary Prospectus dated September 14, 2021

Registration Statement No. 333-258926

Argo Blockchain plc

Update to Preliminary Prospectus

Issued September 14, 2021

This free writing prospectus relates to the initial public offering of American Depositary Shares of Argo Blockchain plc (“Argo”) in the United States and should be read together with the preliminary prospectus dated September 14, 2021 (the “Preliminary Prospectus”) that was included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-258926) (the “Registration Statement”) relating to this offering, which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/0001841675/000110465921115345/tm2115473-17_f1a.htm

References to “Argo,” “the Company,” “we” and “our” are used in the manner described in the Preliminary Prospectus.

Argo is a leading blockchain technology company focused on large-scale mining of Bitcoin and other cryptocurrencies. Argo mines using purpose-built computers (or “mining machines”) to solve complex cryptographic algorithms (or “verify” or “solve” blocks) in the blockchain in exchange for rewards and fees denominated in the native token of that blockchain network.

This Free Writing Prospectus provides updates related to the following:

1.	Recent Developments

The following disclosure updates the disclosure set forth in the Preliminary Prospectus under the section titled “Prospectus Summary—Recent Developments”:

Recent Developments

In July 2021 and August 2021, we mined 225 Bitcoin and Bitcoin Equivalent and 206 Bitcoin and Bitcoin Equivalent, respectively. Based on daily foreign exchange rates and cryptocurrency prices during the months, mining revenue in July amounted to approximately £5.6 million and mining revenue in August amounted to approximately £6.8 million. We generated this income at a gross margin of 155% and 145% for July and August 2021, respectively, or a Bitcoin and Bitcoin Equivalent Mining Margin of approximately 83% and 86% for July and August 2021, respectively. Favorable changes in the market value of Bitcoin significantly affected our gross margin and Bitcoin and Bitcoin Equivalent Mining Margin in both July and August 2021. We sold 61 Bitcoin in the month of August at an average price of £35,324.94 per Bitcoin, generating cash of approximately £2.1 million. On August 31, 2021, we held 1,659 Bitcoin and Bitcoin Equivalent valued at approximately £56,898,756 based on prices as of such date. This information was previously disclosed publicly in our monthly operational updates published in the UK through the London Stock Exchange Group’s Regulatory News Service on August 3, 2021 and September 3, 2021, and we believe it is material to investors in this offering as it reflects the principal drivers of our operating results. However, this information does not include operating costs and expenses, other income (expenses), net income/(loss) and total comprehensive income, and therefore does not afford a complete summary of our operating results for the periods presented.

The following table shows a reconciliation of Bitcoin and Bitcoin Equivalent Mining Margin to gross margin, the most directly comparable IFRS measure, for the months of July and August 2021. Bitcoin and Bitcoin Equivalent Mining Margin is a financial measure not defined by IFRS. For a definition of Bitcoin and Bitcoin Equivalent Mining Margin and an explanation of our management’s use of this measure, see “Summary Historical Consolidated Financial and Other Data — Non-IFRS Measures.”

	MONTH ENDED JULY 31, 2021		MONTH ENDED AUGUST 31, 2021
	£	$	£	$
Gross profit	9,168,743	12,658,366	10,427,531	14,396,250
Gross margin(1)	155%	155%	145%	145%
Depreciation of mining equipment	846,573	1,168,779	846,382	1,168,515
Change in fair value of digital currencies	(5,051,548)	(6,974,167)	(4,736,507)	(6,539,222)
Realized loss on sale of digital currencies	—	—	(305,366)	(421,588)
Crypto currency management fees	(269,892)	(372,612)	(327,652)	(452,356)
Mining profit	4,693,876	6,480,366	5,904,388	8,151,599
Bitcoin and Bitcoin Equivalent Mining Margin	83%	83%	86%	86%

(1)	Due to favorable changes in fair value of Bitcoin and Bitcoin Equivalents in July and August 2021, gross profit exceeded revenue for these periods.

2.	Group Statement of Financial Position

The following disclosure updates the disclosure set forth in the Preliminary Prospectus under the section titled “Summary Historical Consolidated Financial and Other Data—Group Statement of Financial Position”:

Group Statement of Financial Position:

	AS OF JUNE 30, 2021
	ACTUAL		PRO FORMA(6)		PRO FORMA, AS ADJUSTED(7)
	£	$	£	$	£	$
Cash and cash equivalents	16,047,609	22,155,329	34,155,677	47,155,328	106,142,495	146,540,329
Total assets	139,707,663	192,880,400	157,815,731	217,880,398	229,802,549	317,265,399
Total liabilities	53,755,370	74,214,664	71,863,438	99,214,662	53,755,370	74,214,664
Accumulated surplus	29,178,867	40,284,344	29,178,867	40,284,344	29,178,867	40,284,344
Total equity	85,952,293	118,665,736	85,952,293	118,665,736	176,047,179	243,050,735

(6) Pro forma to reflect the entry into and borrowing under the New Galaxy Term Loan, as described in “Management's Discussion and Analysis of Financial Conditions and Results of Operations — Liquidity and Capital Resources.”

(7) Pro forma, as adjusted to reflect (i) the pro forma adjustments for the New Galaxy Term Loan and (ii) the sale by us of 75,000,000 ordinary shares at a public offering price of $18.40 per ADS, which is ten times the U.S. dollar equivalent of the closing price of our ordinary shares on the LSE of £1.334 on September 10, 2021 (based on an assumed exchange rate of £1.00 to $1.38), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, as in the Capitalization Table, and the application of the proceeds thereof. See “Use of Proceeds.’’

A $1.00 increase or decrease in the assumed initial public offering price of $18.40 per ADS, which is ten times the U.S. dollar equivalent of the closing price of our ordinary shares on the LSE of £1.334 on ,September 10, 2021 (based on an assumed exchange rate of £1.00 to $1.38), would increase or decrease the pro forma, as adjusted amount of each of cash and cash equivalents, total assets and total equity by approximately $7.0 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of one million shares in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma, as adjusted amount of each of cash and cash equivalents, total assets and total equity by approximately $17.2 million, assuming no change in the assumed initial public offering price per ADS and after deducting the estimated underwriting discounts and commissions.

3. Non-IFRS Measures

The following disclosure updates the disclosure set forth in the Preliminary Prospectus under the section titled “Summary Historical Consolidated Financial and Other Data—Non-IFRS Measures”:

Bitcoin and Bitcoin Equivalent Mining Margin, Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined and EBITDA are not measures defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin, Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined and EBITDA have limitations as analytical tools. In particular, Bitcoin and Bitcoin Equivalent Mining Margin and Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined exclude the depreciation of mining equipment and so do not reflect the full cost of our mining operations, and they also exclude the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. Further, EBITDA excludes interest income (expense), taxes, depreciation and amortization, which are important components of our IFRS net income/(loss). These measures should not be considered as an alternative to gross margin or net income, as applicable, determined in accordance with IFRS, or other IFRS measures. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these measures in isolation from, or as a substitute analysis for, our gross margin or net income/(loss), as applicable, as determined in accordance with IFRS.

The tables below reconcile Bitcoin and Bitcoin Equivalent Mining Margin to gross margin, the most directly comparable IFRS measure, Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined to Average Total Cost Per Bitcoin or Bitcoin Equivalent Mined, the most directly comparable IFRS measure, and EBITDA to net income/(loss), the most directly comparable IFRS measure.

	YEAR ENDED DECEMBER 31		SIX MONTHS ENDED JUNE 30,
	2020	2019	2021	2020
	£	£	£	$
Gross profit	3,921,351	2,723,230	14,532,436	1,182,512
Gross margin	21%	32%	47%	11%
Depreciation of mining equipment	5,895,573	2,066,248	4,757,986	2,909,480
Change in fair of digital currencies	(2,342,538)	201,747	6,407,446	154,295
Realized gain (loss) on sale of digital currencies	272,142	132,107	(219,008)	90,532
Mining profit	7,746,528	5,123,332	25,478,860	4,336,819
Bitcoin and Bitcoin Equivalent Mining Margin	41%	59%	81%	39%

	YEAR ENDED DECEMBER 31		SIX MONTHS ENDED JUNE 30,
	2020	2019	2021	2020
Total Cost Per Bitcoin and Bitcoin Equivalent Mined	15,036,066	5,893,649	16,553,280	9,941,943
Average Total Cost Per Bitcoin and Bitcoin Equivalent Mined	6,100	4,431	18,747	5,957
Depreciation of mining equipment	(5,895,573)	(2,066,248)	(4,757,986)	(2,909,480)
Change in fair value of digital currencies	2,342,538	(201,747)	(6,407,446)	(154,295)
Realized gain (loss) on sale of digital currencies	(272,142)	(132,107)	219,008	(90,532)
Direct Cost Per Bitcoin and Bitcoin Equivalent Mined	11,210,889	3,493,547	5,606,856	6,787,636
Average Direct Cost Per Bitcoin and Bitcoin	4,548	2,627	6,350	4,067

	YEAR ENDED DECEMBER 31		SIX MONTHS ENDED JUNE 30,
	2020	2019	2021	2020
	£	£	£	$
Net income/(loss)	1,442,418	(869,051)	7,213,997	523,074
Interest
Interest expense	157,501	40,853	410,804	126,914
Interest income	(1,389)	(5,617)	—	(26)
Depreciation of mining equipment	5,895,573	2,066,248	4,757,986	2,909,480
Depreciation of mining facilities	—	—	35,155	—
Depreciation of improvements to mining facilities	17,039	17,388	9,544	6,680
Amortization	114,167	137,565	68,509	96,302
Taxation	—	—	3,483,827	—
EBITDA	7,625,309	1,387,386	15,979,822	3,662,424

4.	Capitalization

The following disclosure updates the disclosure set forth in the Preliminary Prospectus under the section titled “Capitalization”:

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021 on:

•	an actual basis;

•	pro forma basis to reflect the entry into and borrowing under the New Galaxy Term Loan; and

•	a pro forma, as adjusted basis to reflect the pro forma presentation above and the issuance and sale of ADSs in this offering at the assumed initial public offering price of $18.40 per ADS, ten times the U.S. dollar equivalent of the closing price of our ordinary shares on the LSE of £1.334 on September 10, 2021 (based on an assumed exchange rate of £1.00 to $1.38), after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds thereof. See “Use of Proceeds.”

You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus. For the convenience of the reader, we have translated information in the tables below presented in pounds sterling into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021, which was £1.00 to $1.38. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

	AS OF JUNE 30, 2021
	ACTUAL		PRO FORMA		PRO FORMA, AS ADJUSTED(1)
	£	$	£	$	£	$
Cash and cash equivalents	16,047,609	22,155,329	34,155,677	47,155,328	106,142,495	146,540,329

Total debt	25,060,763	34,598,889	43,168,831	59,598,888	25,060,763	34,598,889
Stockholders’ equity
Common stock, £0.001 par value; 381,832,335 shares authorized, issued and outstanding at June 30, 2021	381,832	527,157	381,832	527,157	456,832	630,702
Additional paid-in capital	55,317,447	76,371,267	55,317,447	76,371,267	145,337,333	200,652,722
Accumulated other comprehensive income	81,823	112,965	81,823	112,965	81,823	112,965
Share based payment reserve	992,324	1,370,003	992,324	1,370,003	992,324	1,370,003
Accumulated surplus	29,178,867	40,284,344	29,178,867	40,284,344	29,178,867	40,284,344
Total capitalization	111,013,056	153,264,625	129,121,124	178,264,624	201,107,942	277,649,625

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $18.40 per ADS, which is ten times the U.S. dollar equivalent of the closing price of our ordinary shares on the LSE of £1.334 on ,September 10, 2021 (based on an assumed exchange rate of £1.00 to $1.38), would increase or decrease the pro forma, as adjusted amount of each of cash and cash equivalents, common stock, and total capitalization by approximately $7.0 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of one million shares in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma, as adjusted amount of each of cash and cash equivalents, common stock, and total capitalization by approximately $17.2 million, assuming no change in the assumed initial public offering price per ADS and after deducting the estimated underwriting discounts and commissions.

The number of our ordinary shares to be outstanding after this offering is based on 381,832,335 ordinary shares outstanding as of June 30, 2021 and excludes:

•	9,223,076 ordinary shares issuable upon the exercise of outstanding options under our 2018 Equity Incentive Plan, including the UK Non-Tax Advantage Sub-Plan under our 2018 Equity Incentive Plan, as of June 30, 2021, at a weighted average exercise price of £0.18 per share;

•	353,821 ordinary shares issuable upon exercise of outstanding warrants, as of June 30, 2021, with a weighted average exercise price of £1.27; and

•	1,000,000 ordinary shares issuable upon the exercise of outstanding options under our 2021 U.S. Equity Incentive Plan, as of June 30, 2021, at a weighted average exercise price of £1.20 per share.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•	no exercise of the outstanding options described above after June 30, 2021; and

•	no exercise by the underwriters of their option to purchase up to 1,125,000 additional ADSs in this offering.

5. Dilution

The following disclosure updates the disclosure set forth in the Preliminary Prospectus under the section titled “Dilution”:

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the as adjusted net tangible book value per share immediately following the consummation of this offering. Unless otherwise stated, we translated pound sterling amounts into U.S. dollars in dilution calculations based on the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021, which was £1.00 to $1.3806.

At June 30, 2021, we had a historical net tangible book value of $119 million, corresponding to a net tangible book value of $0.31 per share or $3.10 per ADS based on an ordinary share to ADS ratio of one to one. Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding.

After giving effect to the sale by us of ADSs (representing an aggregate of ordinary shares) in this offering at the assumed initial public offering price of $18.40 per ADS, which is ten times the U.S. dollar equivalent of the closing price of our ordinary shares on the LSE of £1.334 on September 10, 2021 (based on an assumed exchange rate of £1.00 to $1.38 ), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at June 30, 2021 would have been approximately $243 million, representing $0.53 per share or $5.32 per ADS. This represents an immediate increase in net tangible book value of $0.22 per share or $2.21 per ADS to existing shareholders and an immediate dilution in net tangible book value of $1.31 per share or $13.08 per ADS to new investors purchasing ADSs in this offering at the assumed initial public offering price. Dilution in net tangible book value per ADS to new investors is determined by subtracting as adjusted net tangible book value per ADS after this offering from the assumed initial public offering price per ADS paid by new investors.

The following table illustrates this dilution to new investors purchasing ADSs in this offering:

Assumed initial public offering price per ADS		$18.40
Historical net tangible book value per ADS as of June 30, 2021	$3.11
Increase in net tangible book value per ADS attributable to this offering	2.21
As adjusted net tangible book value per ADS after this offering	5.32
Dilution per ADS to new investors participating in this offering		$13.08

If the underwriters exercise their option to purchase additional ADSs from us in full, our as adjusted net tangible book value per ADS after this offering would be $5.74 per ADS, representing an immediate increase in as adjusted net tangible book value per ADS of $2.64 per ADS to existing shareholders and immediate dilution of $12.66 per ADS in as adjusted net tangible book value per ADS to new investors purchasing ADSs in this offering, based on an assumed initial public offering price of $18.40 per ADS, which is ten times the U.S. dollar equivalent of the closing price of our ordinary shares on the LSE of £1.334 on September 10, 2021 (based on an assumed exchange rate of £1.00 to $1.38).

Each $1.00 increase (decrease) in the assumed initial public offering price of $18.40 per ADS, which is ten times the U.S. dollar equivalent of the closing price of our ordinary shares on the LSE of £1.334 on September 10, 2021 (based on an assumed exchange rate of £1.00 to $1.38), respectively, would increase (decrease) the as adjusted net tangible book value after this offering by $0.15 per ADS and the dilution per share to new investors in the offering by $0.85 per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table summarizes, as of June 30, 2021, on the as adjusted basis described above, the total number of ordinary shares purchased from us (including ordinary shares represented by ADSs), the total consideration paid to us and the average price per ordinary share (including ordinary shares represented by ADSs) paid by the existing shareholders and by new investors purchasing ADSs in this offering.

	ORDINARY SHARES PURCHASED (INCLUDING THOSE REPRESENTED BY ADSS)		TOTAL CONSIDERATION		AVERAGE PRICE PER ORDINARY SHARE (INCLUDING THOSE REPRESENTED BY ADSS)
	NUMBER	PERCENT	AMOUNT	PERCENT
Existing shareholders	381,832,335	83.6%	$111,761,733	43.7%	$0.29
New investors	75,000,000	16.4%	$144,223,020	56.3%	$1.92
Totals	456,832,335	100.0%	$255,984,753	100.0%	$0.56

To the extent any of our outstanding options is exercised, there will be further dilution to new investors.

If the underwriters exercise their option to purchase additional ADSs from us in full:

•	the percentage of ordinary shares held by existing shareholders will decrease to approximately 84% of the total number of our ordinary shares outstanding after this offering; and

•	the number of shares held by new investors will increase to approximately 16% of the total number of our ordinary shares outstanding after this offering.

6.	Additional Updates

We are making certain other updates to the Preliminary Prospectus to correct certain factual information and to respond to certain comments from the Securities and Exchange Commission. These updates consist of:

•	Reflecting that as of June 30, 2021 there were outstanding 381,832,335 ordinary shares, rather than 456,832,335 ordinary shares, and further itemizing the ordinary shares issuable upon the exercise of outstanding options and warrants as of June 30, 2021 that are excluded from such number;

•	Reflecting that we have applied to have our ADSs listed on the Nasdaq Global Select Market rather than the Nasdaq Global Market;

•	Reflecting that 5,631,197 outstanding ordinary shares will be subject to 90-day lock-up agreements entered into by our directors and officers and certain of our shareholders, rather than 12,398,891 shares, and that accordingly 451,201,138 ordinary shares will be eligible for sale following the completion of this offering; and

•	Reflecting that the estimated total expenses, excluding the underwriting discounts and commissions, which are expected to be incurred in connection with the sale of ADSs in this offering, are $4.3 million.

The foregoing information is set forth in Amendment No. 3 to the Registration Statement and supplements and updates the information contained in the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 13 of the Preliminary Prospectus.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com, or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-888-603-5847, or by email at barclaysprospectus@broadridge.com.